Exhibit 107.1

Calculation of Filing Fee Tables

Schedule TO
(Rule 14d-100)

OPTIBASE LTD.
(Name of Subject Company (Issuer))

THE CAPRI FAMILY FOUNDATION
SHLOMO (TOM) WYLER
 (Names of Filing Persons (Offerors))

Table 1—Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee
Fees to Be Paid	$10,926,528	.0000927	$1,013
Fees Previously Paid	0		0
Total Transaction Valuation	$10,926,528
Total Fees Due for Filing			$1,013
Total Fees Previously Paid			0
Total Fee Offsets			0
Net Fee Due			$1,013

The Transaction Valuation is estimated solely for purposes of calculating the filing fee. This calculation is based on the offer to purchase all of the issued and outstanding 941,942 ordinary shares of Optibase Ltd. at a purchase price of $11.60 cash per share.